RESOLUTIONS ADOPTED BY UNANIMOUS WRITTEN CONSENT
                            OF THE BOARD OF DIRECTORS
                                       OF
                              STRAT PETROLEUM, LTD,
                              A Wyoming Corporation


      The undersigned, constituting all of the members of the Board of Directors ("Directors") of Strat Petroleum, Ltd., a Wyoming corporation ("Corporation"), consistent with the Wyoming Business Corporation Act, hereby consent to, and adopt, the following resolutions effective as of July 8, 2004:

                              COMMON STOCK ISSUANCE

      WHEREAS, the Corporation entered into a certain Share Exchange Agreement dated July 8, 2004, pursuant to which amounts due as a Note Payable for consulting services rendered regarding the completion of the change in control of F2 Broadcast Network, Inc. to the shareholders of Inese Ltd., an Ontario Corporation, the resulting entity to be named Strat Petroleum, Ltd. can be converted into shares of the Company's common stock ("Shares"). As a result of the payment of certain obligations the Company agreed to issue 56,700,000 shares without restrictive legend to the holders of the Note Payable. Based on the foregoing, and in particular the fact that neither of the shareholders would be deemed an affiliate of Strat Petroleum, and the election to receive the Shares were made, the Shares may be issued in compliance with the Act, and without restrictive legend or stop transfer instructions being noted against the Shares. The shares are to be issued to the following individuals in the following share amounts:


      First Summit Financial Group Corp.     20,850,000

      Shawn Pecore                           20,850,000

      Marble Resources Inc.                  15,000,000

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                               GENERAL RESOLUTION


      RESOLVED FURTHER, that the officers and directors of the Corporation are hereby authorized, empowered and directed to execute and deliver such documents agreements, stock certificates, or instruments, in the form required by the By-t aws and applicable law (collectively, the "Documents"), and to take all steps and perform all such acts and things as may appear in such officer's discretion to be necessary or advisable in order to hilly carry out the intent and effectuate the purpose of the foregoing resolution.


      RESOLVED FURTHER, that the Corporation hereby approves in all respects the Corporation's performance of each of its obligations under each of the Documents.

      IN WITNESS WHEREOF, the undersigned, constituting all of the members of the Board of Directors of the Corporation, hereby execute this Unanimous Written Consent as of this 8lh day of July, 2004.

                                                        DIRECTOR


                                                        /s/ Jennifer Merhib
                                                        -------------------
                                                        Jennifer Merhib